UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 6)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Inco Limited (“Inco”) on August 15, 2006 and amended on August 16, August 21, August 29, September 5 and September 25, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 is hereby amended and supplemented by adding the following hereto:
     Inco has entered into an amended and restated escrow agreement with CIBC Mellon Trust Company, as escrow agent, dated as of September 28, 2006 (the “Amended and Restated Escrow Agreement”) in respect of the amounts payable to certain employees and directors upon a change of control of Inco pursuant to the arrangements described under “Arrangements Between Inco and Its Directors and Senior Officers — Personnel Retention Program” and “Arrangements Between Inco and Its Directors and Senior Officers — Management Incentive Payments” in the Directors’ Circular, as well as described under “Arrangements Between Inco and Its Directors and Executive Officers” in the Notice of Change dated September 25, 2006, to the Directors’ Circular.
     The Amended and Restated Escrow Agreement generally provides that Inco will deposit with the escrow agent the amounts payable under such arrangements not later than one day prior to the anticipated date that (i) the offeror will issue a press release announcing that the conditions of a take-over bid in respect of Inco are satisfied or (ii) Inco can confirm that the amounts are payable. Upon the receipt by the escrow agent of such press release or such confirmation, the escrow agent will pay the escrowed amount as provided in the escrow agreement.
     The Amended and Restated Escrow Agreement is attached hereto as Exhibit (e)(18) and is incorporated in its entirety herein by reference and supersedes the escrow agreement filed as Exhibit (e)(15) to the Statement.
Item 7. Purposes of the Transaction and Plans or Proposals.
     Item 7 is hereby amended and supplemented by adding the following hereto:
     Following the recommendation of the CVRD Offer by the Inco Board of Directors, a meeting was held between the senior officers of Inco and CVRD primarily for the purpose of discussing post closing organizational and other integration matters in anticipation of consummation of the CVRD Offer. It is expected that further such meetings and discussions will take place prior to closing.

Item 9. Exhibits.
Item 9 is hereby amended and supplemented by adding the following hereto:
(e)(18) Amended and Restated Escrow Agreement.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/  Simon A. Fish

Simon A. Fish, Esq.
Executive Vice-President, General Counsel and Secretary
September 29, 2006